                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO. 1)


                              Datapoint Corporation
-------------------------------------------------------------------------------
                                (Name of Issuer)

                         $1 Exchangeable Preferred Stock
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  238100408000
             ------------------------------------------------------
                                 (CUSIP Number)

   Lloyd I. Miller, III, 4550 Gordon Drive, Naples, Florida 33940 941-262-8577
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)

                                 June 3, 1997
             ------------------------------------------------------
                  (Date of Event which Requires Filing of this
                                   Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                  SCHEDULE 13D


CUSIP NO.          238100408000                                          -1-



1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Lloyd I. Miller, III                                  ###-##-####

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)   / /

                                                               (b)   / /
3         SEC USE ONLY

4         SOURCE OF FUNDS*
          PF-00**

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                          / /

6         CITIZENSHIP OR PLACE OF ORGANIZATION
          United States

           NUMBER OF            7        SOLE VOTING POWER
            SHARES                        29,900***
         BENEFICIALLY           8        SHARED VOTING POWER
           OWNED BY                       32,400***
             EACH               9        SOLE DISPOSITIVE POWER
           REPORTING                      29,900***
            PERSON             10        SHARED DISPOSITIVE POWER
             WITH                         32,400***

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         62,300
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                       / /


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          8.63%

14        TYPE OF REPORTING PERSON

          IN-IA
 ------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** See response to Item 3, herein.
*** See response to Item 4, herein.

                                                                               1
Item 3.      Source and Amount of Funds or Other Considerations.

       Item 3 is hereby amended and restated as follows:

       All of the Shares owned by LIM were purchased with money generated by LIM from the buying and selling of securities or with personal funds of Miller. The dollar amount of such purchases is $89,112.50.

       All of the Shares purchased by Miller as Investment Advisor to Trust C (the "Trust") were purchased by funds generated and held by the Trust. The dollar amount of such purchases is $93,319.08.

Item 4.      Purpose of the Transaction.

       Item 4 is hereby amended and restated as follows:

       Miller considers his ownership reported herein of the 62,300 Shares as an investment in the ordinary course of business. From time to time, Miller may acquire additional Shares or dispose of all of some of the Shares which he owns. Of such Shares, 29,900 Shares are owned of record by LIM; and 32,400 Shares are owned by the Trust. Miller may seek to nominate one or more members to the board of directors of the Company or seek to serve as a member of the board of directors of the Company.

       Pursuant to an Amended and Restated Trust Agreement, dated September 20, 1983 (the "Trust Agreement"), Miller was named as advisor to PNC Bank, Ohio, N.A. (formerly The Central Trust Company, N.A., Cincinnati, Ohio), the Trustee named in the Trust Agreement. Such appointment became effective on April 22, 1990, the date of death of Lloyd I. Miller, the Grantor of the Trust. Currently 32,400 shares are held in the Trust. Miller has shared voting power and shared dispositive power for all such Shares held in the Trust.

Item 5.      Interest in Securities of the Issuer.

       Item 5 is hereby amended and restated as follows:

       Miller beneficially owns 29,900 Shares. With respect to the shares of $1 Exchangeable Preferred Stock subject to the Trust Agreement, see the response to
Item 4.

       The following tables detail the purchases by LIM and the Trust effected during the sixty days prior to this filing. All of the transactions were open market transactions.


                                         LIM
    -----------------------------------------------------------------------------
    DATE OF TRANSACTION             NUMBER OF SHARES              PRICE PER SHARE
    -------------------             ----------------              ---------------
          06/03/97                     1,000                         3.625
          06/10/97                       300                         3.75




                                       TRUST C
    -----------------------------------------------------------------------------
    DATE OF TRANSACTION             NUMBER OF SHARES              PRICE PER SHARE
    -------------------             ----------------              ---------------
          04/16/97                     2,000                         2.375
          04/22/97                       500                         2.375
          05/14/97                     2,400                         2.716
          05/29/97                     1,500                         3.375



Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Item 6 is hereby amended and restated as follows:

         The Amended and Restated Trust Agreement between Lloyd I. Miller and PNC Bank, N.A. (formerly the Central Trust Company, N.A.), dated September 20, 1983 provides:

             The Trustee shall not make any investments, reinvestments or changes in investments of the assets of Trust A, Trust B, Trust C or Trust D without first consulting with and obtaining the advice of the advisor. The Trustee need not act in accordance with the advice and counsel of the advisor, but if it does so, the Trustee shall not be liable to any person for or as a result of any action or failure to act if in accordance with such advice and counsel ... The Trustee need not obtain the advice and counsel of the advisor if the Trustee requests such advice and counsel in writing and if the advisor fails to reply to the Trustee within five days from the date of such request by telephone, telegram, mail or in person.

         The Trusts referred to above hold the following Shares: Trust C - 32,400 Shares. Miller is the advisor to all such Trusts.


                                  SIGNATURES



       After reasonable inquiry and to the best knowledge and belief of the undersigned, it is hereby certified that the information set forth in this statement is true, complete and correct.



Dated:  June 11, 1997

                                        By: /s/ LLOYD I. MILLER, III
                                           -----------------------------
                                                Lloyd I. Miller, III